

February 2, 2016

Mail Stop 4631

<u>Via E-Mail</u>
Ian Cleminson
Chief Financial Officer
Innospec Inc.
8310 South Valley Highway, Suite 350
Englewood, CO 80112

> **Re: Innospec Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 17, 2015**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2015**
> **Filed November 4, 2015**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 20, 2015**
> **File No. 1-13879**

Dear Mr. Cleminson:

We have reviewed your January 19, 2016, response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 18, 2015, letter.

Form 10-K for the Fiscal Year Ended December 31, 2014

Results of Operations, page 29

1. We note your response to prior comment 1. It is not clear how the proposed future disclosure addresses the need to communicate to investors the known trend regarding the expected decline in sales for TEL and the expected impact on future operations. Please clarify the impact on sales and gross profit from sales of TEL to the piston engine aviation market and provide a quantified analysis of these changes, as well as expected

material impacts on future operations and liquidity from declines in sales to both the aviation and automotive markets. If you believe the trend is not material or otherwise believe a quantified analysis is not required under Item 303 of Regulation S-K, please provide us with an explanation, including quantified amounts.

Definitive Proxy Statement on Schedule 14A filed March 20, 2015

Annual Incentives, page 23

2. Your proposed disclosure in response to comment 5 of our letter dated December 18, 2015 continues to omit a discussion of how the targets disclosed in your CD&A, "corporate operating income (before restructuring)" and "corporate free cash flow," were determined. Please ensure that in future filings, you disclose how these numbers are calculated from your audited financial statements. Please see Instruction 5 to Item 402(b) of Regulation S-K.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton, Staff Attorney, at (202) 551-3791 or, in his absence Pam Long, Assistant Director, at (202) 551-3765 with legal related questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and
Construction